SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                                 (Rule 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  NEWCOR, INC.
                            (Name of Subject Company)
                                  NEWCOR, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                     651186
                      (CUSIP Number of Class of Securities)

                                 James J. Connor
                      President and Chief Executive Officer
                                  Newcor, Inc.
                       1825 S. Woodward Avenue, Suite 240
                        Bloomfield Hills, Michigan 48302
                            Telephone: (248) 253-2400
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                 With a copy to:

                                 Peter C. Krupp
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 407-0700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                         PRESS RELEASE DATED MAY 4, 2000

                  NEWCOR, INC. ANNOUNCES UNDISCLOSED FINANCING
               CONDITION TO UNSOLICITED EXCHANGE OFFER BY EXX INC.

BLOOMFIELD HILLS, MI: May 4, 2000 - Newcor, Inc: (Amex-NER) announced today that the completion of the exchange offer EXX Inc. intends to commence would cause the company's senior credit facility and its $125 million 97/8% Senior Subordinated Notes due 2008 to become due and payable upon the consummation of the proposed offer.

As previously announced, the Board of Directors of Newcor, Inc. is reviewing the materials filed by EXX Inc. with the Securities and Exchange Commission relating to EXX's proposed exchange offer for all the outstanding common shares of Newcor for an undetermined amount of Class A common stock of EXX and/or cash with a purported value of $4.00 per share. The proposed exchange offer has not been commenced as of date of this release.

Materials filed with the SEC by EXX Inc. indicate that the proposed exchange offer is subject to a number of conditions including the following condition:

"EXX be satisfied, in its reasonable judgment, that the indebtedness of Newcor under the $125 million 9-7/8% Senior Subordinated Notes due 2008 will not become immediately due and payable upon the consummation of the proposed offer."

A company spokesperson noted that the exchange offer in its present form would violate the terms of the indenture governing the company's $125 million 9-7/8% Senior Subordinated Notes due 2008. The proposed structure would result in EXX owning more than 35% of Newcor's voting stock, constituting a "change of control" under such indenture and triggering a requirement, under Section 4.15 of the indenture, for Newcor to offer to repurchase the notes for an offer price in cash equal to 101% of the aggregate principal amount of the notes. A "change of control" as defined in the indenture would also constitute an event of default under Newcor's senior credit facility.

Completion of EXX's exchange offer, without the consent of Newcor's senior creditors and bondholders, would in all likelihood require EXX to refinance Newcor's existing senior credit facility and $125 million 97/8% Senior Subordinated Notes.

The materials filed by EXX with the SEC do not address EXX's ability to refinance Newcor's debt under its bonds or senior credit facility if EXX decides to waive such condition.

According to EXX's public filings, EXX is a Las Vegas, Nevada-based holding company engaged in the design production and sale of "impulse toys," watches, kites, electric motors and cable pressurization equipment with net sales for the year ended December 31, 1999 of $21.2 million.

Newcor is a leading manufacturer of precision machined components and assemblies for the automotive, medium and heavy duty truck and agricultural vehicle industries and is a manufacturer of custom rubber and plastic products primarily for the automotive industry. Newcor is also a supplier of standard and custom machines and systems primarily for the automotive and appliance industries.

Certain information contained herein includes information that is forward-looking. The matters referred to in forward-looking statements may be affected by the risks and uncertainties involved in the company's business. These forward-looking statements are qualified in their entirety by the cautionary statements contained in the company's Securities and Exchange Commission filings.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. NEWCOR'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. NEWCOR URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO ANY SUCH OFFER.